Exhibit 99.1

SunCar Technology Group Announces Share Repurchase Program

NEW YORK, February 7, 2025 -- SunCar Technology Group Inc. (“SunCar” or the “Company”) (Nasdaq: SDA), an innovative leader in cloud-based B2B auto services and auto e-insurance in China, today announced that its board of directors has authorized a share repurchase program to buy back up to $30 million of its outstanding Class A ordinary shares. This program reflects the Company's confidence in its long-term growth prospects.

The share repurchase program is expected for the next 12 months. The Company intends to fund the repurchases through a combination of cash on hand and cash generated from operations.

Mr. Zaichang Ye, Chairman and Chief Executive Officer of SunCar commented, “this stock repurchase program demonstrates the management’s confidence in the outlook for our business. The board of directors and management team believe that the Company’s continued effort to keep our position as a leading cloud-based provider of digitalized enterprise auto services and auto eInsurance service in China in the market will deliver the best value to our shareholders.”

The Company may repurchase shares of its Class A ordinary shares from time to time on the open market or in privately negotiated transactions, or otherwise in accordance with applicable federal securities laws, including Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934. The timing and actual number of shares repurchased will depend on a variety of factors including regulatory restrictions on price, manner, timing, and volume, corporate and other regulatory requirements and other market conditions in an effort to minimize the impact of the purchases on the market for the stock.

About SunCar Technology Group Inc.

Founded in 2007, SunCar is transforming the customer journey for auto services and auto insurance in China, the largest passenger vehicle market in the world. SunCar develops and operates cloud-based platforms that seamlessly connect drivers with a wide range of auto services and insurance coverage options through a nationwide network of sales partners. As a result, SunCar has established itself as the leader in China in the B2B auto services market and the auto eInsurance market for electric vehicles. SunCar’s intelligent cloud platform empowers its enterprise clients to access and manage their customer database and offerings optimally, and drivers gain access to hundreds of services from tens of thousands of independent providers in a single application. For more information, please visit: https://suncartech.com.

Cautionary Language Concerning Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding SunCar’s expectations regarding the consummation of the offering, the anticipated use of the net proceeds of the offering and the satisfaction of customary closing conditions with respect to the offering. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward looking.

Forward-looking statements are based on current expectations and assumptions that, while considered reasonable by SunCar and its management, as the case may be, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Actual results could differ materially from those anticipated in such forward-looking statements as a result of various risks and uncertainties, which include, without limitation, the risk that the offering will not be consummated; the impact of general economic, health, industrial or political conditions in the United States or internationally; and other risks and uncertainties identified in SunCar’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as well as other filings and reports that are filed by SunCar from time to time with the SEC.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this press release, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. SunCar does not undertake or accept any duty to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or in the events, conditions or circumstances on which any such statement is based.

Contact Information:

SunCar:

Investor Relations: Ms. Hui Jiang

Email: IR@suncartech.com

Legal: Ms. Li Chen

Email: chenli@suncartech.com

U.S. Investor Relations:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com